REVISED

ITEM 1123 STATEMENT OF COMPLIANCE

WITH RESPECT TO THE INDENTURE (“THE INDENTURE”) FOR THE

ALLSTATE LIFE GLOBAL FUNDING TRUSTS

I, Lawrence M. Kusch, Vice President of The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), state:

(a) a review of the Trustee's activities for the period January 1, 2008 through December 31, 2008 and of the Trustee’s performance under the Indenture has been made under my supervision, and

(b) to the best of my knowledge the Trustee has fulfilled, in all material respects, its obligations under the Indenture for the period described above.

The material instances of non-compliance identified on Schedule A of the Assertion of Compliance with Applicable Servicing Criteria (Exhibit 33) does not apply to the Trustee’s performance under the Indenture.

Date: August 24, 2009

(signed) Lawrence M. Kusch
Vice President